SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2011

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of connected transactions, dated April 28, 2011.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 28, 2011	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

CONNECTED TRANSACTIONS

SUMMARY

The Company is pleased to announce that the Company and the Purchaser, amongst other parties, entered into the China Satcom Guomai Assets Restructuring Agreement on 28 April 2011, pursuant to which the Company has agreed to sell and the Purchaser has agreed to purchase 100% of the share capital in Besttone E-Commerce, a wholly-owned subsidiary of the Company. Upon Completion of the Disposal, Besttone E-Commerce will cease to be a subsidiary of the Company.

The total preliminary consideration for the purchase of the Besttone E-Commerce Shares is RMB350 million (equivalent to approximately HK$416 million), subject to adjustment based on the valuation of the assets of Besttone E-Commerce as of 31 March 2011 to be filed with the SASAC. The Purchaser will pay the consideration by issuing new Purchaser Shares to the Company. The number of new Purchaser Shares to be issued is determined based on the final adjusted consideration and RMB14.92 per Purchaser Share. This per Purchaser Share price is subject to pre-Completion adjustment in the event of change to Purchaser’s share capital. The Company is also subject to the post-Completion share indemnification obligation as prescribed by the CSRC.

LISTING RULES IMPLICATIONS

As of the date of this announcement, China Telecommunications Corporation is the Company’s controlling shareholder and holds approximately 70.89% of the issued share capital of the Company, and also directly and indirectly holds approximately 52.76% interest in the Purchaser.

Pursuant to Chapter 14A of the Listing Rules, the Purchaser is a connected person of the Company and the Disposal contemplated under the China Satcom Guomai Assets Restructuring Agreement constitutes a connected transaction of the Company for the purpose of Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios (other than the profits ratio) of the Disposal is less than 5%, the Company is only subject to the reporting and announcement requirements, but is exempt from the independent shareholders’ approval requirement under Rule 14A of the Listing Rules.

The Company will disclose the relevant details of the Disposal in the next published annual report and accounts of the Company in accordance with the relevant requirements as set out in Rule 14A.45 of the Listing Rules.

REASONS FOR AND BENEFITS OF THE TRANSACTION

Upon Completion, the Company expects to realise a gain of approximately RMB227 million (equivalent to approximately HK$270 million) from the Disposal, which is calculated based on the difference between the total preliminary consideration of the Disposal being RMB350 million (equivalent to approximately HK$ 416 million) and the net assets value of Besttone E-Commerce as of 31 March 2011 being RMB123 million (equivalent to approximately HK$146 million).

After the Completion, the Company will hold in total approximately 34.47 million Purchaser Shares, representing approximately 6.4% (including the approximately 11.01 million Purchaser Shares currently held by the Company) interest in the share capital of the Purchaser (assuming no adjustment to per share price of the Purchaser Shares).

Synergy is expected to be achieved from combining Besttone E-Commerce’s online travel business with the upstream hotel business to be acquired by the Purchaser from China Telecommunications Corporation. The Purchaser would be able to provide Besttone E-Commerce with a more flexible operating and management system. Besttone E-Commerce’s online travel business could contribute to the revenue growth of the hotel business of the Purchaser; whilst the hotel business of the Purchaser could offer abundant capital and reliable resources of available hotel rooms for Besttone E-Commerce. For the above reasons, it is expected that the value of the Purchaser Shares held by the Company would benefit from the potential increase in the value of the Purchaser.

BOARD OPINION

The Board has passed resolutions to approve the Disposal. The Board (including the independent non-executive Directors of the Company) is of the view that the China Satcom Guomai Assets Restructuring Agreement and the Disposal have been entered into in the ordinary and usual course of business of the Group, on normal commercial terms, and the terms of the Disposal are fair and reasonable and in the interests of the Company and its shareholders as a whole. None of the Directors has a material interest in the Disposal contemplated in the China Satcom Guomai Assets Restructuring Agreement and no Director was required to abstain from voting on the relevant board resolutions to approve the Disposal.

Shareholders and potential investors should note that Completion of the Disposal is subject to the fulfillment of a number of conditions and therefore may or may not proceed. Shareholders of the Company and potential investors should exercise caution when dealing in the shares of the Company.

INTRODUCTION

The Company is pleased to announce that the Company and the Purchaser, amongst other parties, entered into the China Satcom Guomai Assets Restructuring Agreement on 28 April 2011, pursuant to which the Company has agreed to sell and the Purchaser has agreed to purchase 100% of the share capital in Besttone E-Commerce, a wholly-owned subsidiary of the Company. Upon Completion of the Disposal, Besttone E-Commerce will cease to be a subsidiary of the Company.

THE CHINA SATCOM GUOMAI ASSETS RESTRUCTURING AGREEMENT

Major terms of the China Satcom Guomai Assets Restructuring Agreement in relation to the Disposal are as follows:

Date:	28 April 2011

Parties:	Vendor:	The Company

	Purchaser:	The Purchaser

Consideration and Payment:

In accordance with the terms of the China Satcom Guomai Assets Restructuring Agreement, the total preliminary consideration for the purchase of the Besttone E-Commerce Shares is RMB350 million (equivalent to approximately HK$416 million), subject to adjustment based on the valuation of the assets of Besttone E-Commerce as of 31 March 2011 to be filed with the SASAC. The Purchaser will pay the consideration by issuing new Purchaser Shares to the Company.

The number of the Purchaser Shares to be issued by the Purchaser to the Company is based on the final adjusted consideration and the average trading price of the Purchaser Shares for the twenty trading days up to and including the Last Trading Date, being RMB14.92 per Purchaser Share. This per Purchaser Share price will be adjusted in the event that the Purchaser makes any change to its issued share capital prior to the Completion, including but not limited to dividend distribution, bonus issue, and conversion of capital reserve into registered capital. If the net profits of Besttone E-Commerce in the future three years are below the figures set out in the valuation report to be filed with the SASAC, the Company will indemnify the Purchaser in the form of share indemnification pursuant to the relevant requirements of the CSRC.

The Disposal was reached through arm’s length negotiations, on normal commercial terms and in the ordinary and usual course of business of the Group. The consideration of the Disposal was determined with reference to various factors, including among others, the net assets value of Besttone E-Commerce as of 31 March 2011 and preliminary valuation of the net assets of Besttone E-Commerce as of 31 March 2011 prepared by the professional valuers, being approximately RMB123 million (equivalent to approximately HK$146 million) and approximately RMB350 million (equivalent to approximately HK$416 million), respectively, the quality of the assets and financial and operational indicators of Besttone E-Commerce, and the reasons for and benefits of the transaction as described below.

The net profits before taxation and extraordinary items attributable to the business currently operated by Besttone E-Commerce in 2009 and 2010 were approximately RMB49.39 million (equivalent to approximately HK$ 58.73 million) and approximately RMB75.88 million (equivalent to approximately HK$ 90.23 million), respectively.

The net profits after taxation and extraordinary items attributable to the business currently operated by Besttone E-Commerce in 2009 and 2010 were approximately RMB37.04 million (equivalent to approximately HK$ 44.05 million) and approximately RMB56.91 million (equivalent to approximately HK$ 67.67 million), respectively.

The above net profits figures are calculated based on the relevant requirements in accordance with the China Accounting Standards for Business Enterprises.

Conditions Precedent:

The Disposal contemplated under the China Satcom Guomai Assets Restructuring Agreement is conditional upon, among other things:

1.	relevant valuation report having been filed with the SASAC;

2.	approval having been obtained from the SASAC in respect of the Disposal;

3.	approval having been obtained from the CSRC in respect of the Disposal;

4.	approval of transactions contemplated under the China Satcom Guomai Assets Restructuring Agreement by the shareholders of the Purchaser in a general meeting; and

5.	waiver having been obtained from the CSRC in respect of the obligation of China Telecommunications Corporation to make a general offer to all the shareholders of the Purchaser due to, amongst other things, the issue of the new Purchaser Shares by the Purchaser to the Company as part of the Disposal.

Completion:

Completion of the Disposal will take place on a date agreed by all the parties to the China Satcom Guomai Assets Restructuring Agreement upon receiving approval of the Disposal from the CSRC, and in any event by not later than 180 days from the date of such approval.

Lock-up:

The new Purchaser Shares to be issued to the Company as consideration for the Besttone E-Commerce Shares are subject to a lock-up period of three years from the date of the Completion. After the lock-up period, application will be made to the Shanghai Stock Exchange for the listing of the new Purchaser Shares issued by the Purchaser to the Company. The Company will comply with the relevant requirements of the CSRC and the Shanghai Stock Exchange with regard to the transfer or sale of new Purchaser Shares.

REASONS FOR AND BENEFITS OF THE TRANSACTION

Upon Completion, the Company expects to realise a gain of approximately RMB227 million (equivalent to approximately HK$270 million) from the Disposal, which is calculated based on the difference between the total preliminary consideration of the Disposal being RMB350 million (equivalent to approximately HK$ 416 million) and the net assets value of Besttone E-Commerce as of 31 March 2011 being RMB123 million (equivalent to approximately HK$146 million).

After the Completion, the Company will hold in total approximately 34.47 million Purchaser Shares, representing approximately 6.4% (including the approximately 11.01 million Purchaser Shares currently held by the Company) interest in the share capital of the Purchaser (assuming no adjustment to per share price of the Purchaser Shares).

Synergy is expected to be achieved from combining Besttone E-Commerce’s online travel business with the upstream hotel business to be acquired by the Purchaser from China Telecommunications Corporation. The Purchaser would be able to provide Besttone E-Commerce with a more flexible operating and management system. Besttone E-Commerce’s online travel business could contribute to the revenue growth of the hotel business of the Purchaser; whilst the hotel business of the Purchaser could offer abundant capital and reliable resources of available hotel rooms for Besttone E-Commerce. For the above reasons, it is expected that the value of the Purchaser Shares held by the Company would benefit from the potential increase in the value of the Purchaser.

INFORMATION ON THE COMPANY

The Company is a full services integrated information service operator and the world’s largest wireline telecommunications and broadband services provider, providing basic telecommunications services such as wireline telecommunications services and mobile telecommunications services, and value-added telecommunications services such as Internet access services and information services, and other related services in the PRC. As of the end of 2010, the Company has access lines in service of about 175 million, wireline broadband subscribers of over 63 million and mobile subscribers of more than 90 million. The Company’s H shares and ADSs are listed on the Stock Exchange and the New York Stock Exchange, respectively.

INFORMATION ON BESTTONE E-COMMERCE

Besttone E-Commerce was established on 20 December 2010 and is primarily engaged in multi-media communications, computers and network system integration technology application in the areas of flights booking, hotel booking, meal reservation and commodity purchase services, and also in ticketing service, business consultancy, exhibition organization, hotel management, travel consultancy, e-commerce, and other businesses.

INFORMATION ON THE PURCHASER

The Purchaser was established on 1 April 1992 and is primarily engaged in digital trunking communications, integrated telecommunications sales, call centres and value-added services, and telecommunications construction businesses, and is listed on the Shanghai Stock Exchange.

CONNECTION BETWEEN THE PARTIES AND LISTING RULES IMPLICATIONS

As of the date of this announcement, China Telecommunications Corporation is the Company’s controlling shareholder and holds approximately 70.89% of the issued share capital of the Company, and also directly and indirectly holds approximately 52.76% interest in the Purchaser.

Pursuant to Chapter 14A of the Listing Rules, the Purchaser is a connected person of the Company and the Disposal contemplated under the China Satcom Guomai Assets Restructuring Agreement constitutes a connected transaction of the Company for the purpose of Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios (other than the profits ratio) of the Disposal is less than 5%, the Company is only subject to the reporting and announcement requirements, but is exempt from the independent shareholders’ approval requirement under Rule 14A of the Listing Rules.

The Company will disclose the relevant details of the Disposal in the next published annual report and accounts of the Company in accordance with the relevant requirements as set out in Rule 14A.45 of the Listing Rules.

BOARD OPINION

The Board has passed resolutions to approve the Disposal. The Board (including the independent non-executive Directors of the Company) is of the view that the China Satcom Guomai Assets Restructuring Agreement and the Disposal have been entered into in the ordinary and usual course of business of the Group, on normal commercial terms, and the terms of the Disposal are fair and reasonable and in the interests of the Company and its shareholders as a whole. None of the Directors has a material interest in the Disposal contemplated in the China Satcom Guomai Assets Restructuring Agreement and no Director was required to abstain from voting on the relevant board resolutions to approve the Disposal.

Shareholders and potential investors should note that Completion of the Disposal is subject to the fulfillment of a number of conditions and therefore may or may not proceed. Shareholders of the Company and potential investors should exercise caution when dealing in the shares of the Company.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“ADS”	American Depositary Shares

“Besttone E-Commerce”	Besttone E-Commerce Co., Ltd., a wholly-owned subsidiary of the Company, primarily engaged in multi-media communications, computers and network system integration technology application in the areas of flights booking, hotel booking, meal reservation and commodity purchase services, and also in ticketing service, business consultancy, exhibition organization, hotel management, travel consultancy, e-commerce, and other businesses

“Besttone E-Commerce Shares”	the entire share capital in Besttone E-Commerce

“Board”	the board of Directors of the Company

“China Satcom Guomai Assets Restructuring Agreement”	the major assets restructuring framework agreement dated 28 April 2011 entered into, amongst others, the Company and the Purchaser pursuant to which the Company has agreed to sell and the Purchaser has agreed to purchase the Besttone E-Commerce Shares

“China Telecommunications Corporation”	China Telecommunications Corporation (中國電信集團公司), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialized telecommunication support services and other businesses

“Company”	China Telecom Corporation Limited (中國電信股份有限公司), a joint stock limited company incorporated in the PRC, with its H shares and ADSs listed on the Stock Exchange and the New York Stock Exchange, respectively

“Completion”	Completion of the Disposal pursuant to the terms of the China Satcom Guomai Assets Restructuring Agreement

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“CSRC”	China Securities Regulatory Commission

“Directors”	the directors of the Company

“Disposal”	the disposal of the Besttone E-Commerce Shares by the Company to the Purchaser pursuant to the China Satcom Guomai Assets Restructuring Agreement

“Group”	the Company, together with all of its subsidiaries

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Last Trading Date”	1 April 2011, being the last trading date for the Purchaser Shares prior to the suspension of trading of the Purchaser Shares on the Shanghai Stock Exchange

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“Purchaser”	China Satcom Guomai Communications Co., Ltd., a non-wholly-owned subsidiary of China Telecommunications Corporation and a company listed on the Shanghai Stock Exchange

“Purchaser Share”	A shares of the Purchaser, with a nominal value of RMB1.00 each, and listed on the Shanghai Stock Exchange

“RMB”	Renminbi, the lawful currency of the PRC

“SASAC”	the State-owned Assets Supervision and Administration Commission of the State Council

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subsidiary”	has the meaning ascribed to it in the Listing Rules

This announcement contains translations between Renminbi and Hong Kong dollar amounts at HK$1.00=RMB0.84095 for illustration purposes. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollar at such rates or at all.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 28 April 2011

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.